UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Stark Beneficial, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

85529110

(CUSIP Number)

Mitchell S. Nussbaum, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4159

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 85529110

1	NAME OF REPORTING PERSONS

NEW EMPIRE VENTURES LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER

		19.9%
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		19.9%
PERSON WITH	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,420,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%
14	TYPE OF REPORTING PERSON*

CO

(Page 2 of 6 Pages)

CUSIP No. 85529110

1	NAME OF REPORTING PERSONS

Ricardo Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Phillipines

	7	SOLE VOTING POWER

		19.9%
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		19.9%
PERSON WITH	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,420,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%
14	TYPE OF REPORTING PERSON*

IN

(Page 3 of 6 Pages)

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Stark Beneficial, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is Suite B, 16/F., Ritz Plaza, 122 Austin Road, Tsim Sha Tsui, Kowloon, Hong Kong.

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is filed by (i) New Empire Ventures Limited, a corporation organized under the jurisdiction of the British Virgin Islands (“New Empire”); and (ii) Ricardo Lee, a citizen of The Phillipines (collectively, the “Reporting Persons”). Mr. Lee is sole director and sole shareholder of New Empire.

(b)	The business address of New Empire is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. The business address of Mr. Lee is Suite B, 12/F., Ritz Plaza, 122 Austin Road, TST, Kowloon, Hong Kong

(c)	New Empire is a holding Company. Mr. Lee has forty years experience in investment and financial market.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

On December 15, 2014 (the “Closing Date”), the Issuer entered into a Share Exchange Agreement (the “Exchange Agreement”), with (i) China Greenstar Holdings Limited, a company organized under the laws of British Virgin Islands (“CGH”), (ii) CGH’s shareholders, Forever Prosperous Holdings (China) Limited, New Empire Ventures Limited and Pride Sun Limited (collectively, the “CGH Shareholders”), who together owned shares constituting 100% of the issued and outstanding ordinary shares of CGH (the “CGH Shares”) and (iii) Michael Anthony, the principal stockholder of the Issuer. Pursuant to the terms of the Exchange Agreement, the CGH Shareholders transferred to the Issuer all of the CGH Shares in exchange for the issuance of 102,100,000 shares (the “Shares”) of common stock of the Issuer (the “Share Exchange”).

Immediately prior to the Share Exchange, the Issuer cancelled and retired 2,100,000 shares of its issued and outstanding common stock and 5,000,000 shares of its preferred stock (the “Cancelled Shares”), reducing its issued and outstanding shares to 279,935 shares of common stock. A cash amount of $134,645.61 was paid to Michael Anthony, the Issuer’s former majority shareholder and owner of the Cancelled Shares, as consideration for cancelling the Cancelled Shares in connection with the Share Exchange. In addition, a cash amount of $215,354.39 was paid to the Issuer’s existing creditors reducing its liabilities at closing of the Share Exchange to $0. As a result of the cancellation of the Cancelled Shares and the Share Exchange, the Issuer had 102,379,935 shares of common stock issued and outstanding following the Share Exchange.

Item 4.	Purpose of Transaction.

The purpose of the transaction was for the CGH Shareholders to acquire control of the Issuer. Although currently there are no written agreements, plans or proposals, in the future the Reporting Persons may enter into a corporate transaction that would result in a material change in the Issuer’s business operations. Other than as contemplated in the Exchange Agreement, there are currently no plans or proposals which would result in any change any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(Page 4 of 6 Pages)

Other than disclosed above, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)	New Empire beneficially owns an aggregate of 20,420,000 shares of Common Stock (the “Shares”), representing approximately 19.9% of the total issued and outstanding shares of Common Stock (based on 102,379,935 shares of Common Stock issued and outstanding as of December 16, 2014. Mr. Lee is the sole director and sole shareholder of New Empire and is deemed to have beneficial ownership over the shares.

(b)	New Empire has sole voting and dispositive power over the Shares. Mr. Lee is deemed to have power to direct the vote and disposition of the shares.

(c)	Other than the acquisition of the Shares as reported on this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d)	To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

None

(Page 5 of 6 Pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2014

NEW EMPIRE VENTURES LIMITED

By:	/s/ Ricardo Lee
Name:	Ricardo Lee
Title:	Director

/s/ Ricardo Lee
Ricardo Lee

(Page 6 of 6 Pages)